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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                  FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                        For the month of October, 2002
                                        --------

                           MAGNA INTERNATIONAL INC.
           -----------------------------------------------------
           (Exact name of Registrant as specified in its Charter)

                   337 Magna Drive, Aurora, Ontario L4G 7K1
                   ----------------------------------------
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F _____      Form 40-F  XX
                                                    ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes _____      No  XX
                                             ------

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.]


                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.


                              MAGNA INTERNATIONAL INC. (Registrant)



                              By:  /s/ J. Brian Colburn
                                 ------------------------------------
                                 J. Brian Colburn
                                 Executive Vice-President, Special Projects and Secretary

Date: October 1, 2002
      ---------------


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                                  EXHIBITS


EXHIBIT 99.1 Press release issued October 1, 2002 in which the Registrant announced that it had completed the previously announced acquisition of Donnelly Corporation.